Exhibit 99.13

Explanatory Report of the Board of Directors

English translation for courtesy purposes only. In case of discrepancies between the Italian version and the English version, the Italian version shall prevail

BANCA MONTE DEI PASCHI DI SIENA S.P.A.

Board of Directors

26 June 2025

Explanatory report of the Board of Directors of Banca Monte dei Paschi di Siena S.p.A., regarding the resolution proposed by the Board itself – in exercise of the delegation granted by the Shareholders’ Meeting of Banca Monte dei Paschi di Siena S.p.A., in extraordinary session, on 17 April 2025 – of a paid share capital increase, in one or more tranches, in divisible form, for a maximum nominal amount of Euro 13,194,910,000.00, plus share premium, through the issuance of a maximum of No. 2,230,000,000 ordinary shares, with no nominal value, with regular dividend rights and the same characteristics as those outstanding as of the issue date, with the exclusion of the option right pursuant to Article 2441, paragraph 4, first sentence, of the Italian Civil Code, to be paid up by contribution in kind of the shares of Mediobanca – Banca di Credito Finanziario Società per Azioni, tendered in acceptance of the public exchange offer relating to all the ordinary shares of Mediobanca – Banca di Credito Finanziario Società per Azioni, announced by Banca Monte dei Paschi di Siena S.p.A. on 24 January 2025 with notice pursuant to Article 102, paragraph 1, of Legislative Decree No. 58 of 24 February 1998, and launched on 13 February 2025 through the filing of the offer document with Consob.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN AUSTRALIA, CANADA OR JAPAN (OR IN ANY OTHER COUNTRIES, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION). THE INFORMATION PROVIDED IN THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY COUNTRY OR JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

Explanatory Report of the Board of Directors

This explanatory report (the “Report”) unanimously approved by the Board of Directors on 26 June 2025 and prepared pursuant to Articles 2441, paragraph 6, of the Italian Civil Code and 70, paragraph 7, letter a) of the issuers’ regulation adopted by Consob Resolution No. 11971 of 14 May 1999 and subsequent amendments and additions (the “Issuers’ Regulation”), sets out the terms, conditions and reasons for the capital increase that the Board of Directors of Banca Monte dei Paschi di Siena S.p.A. (the “Bank” or the “Company”, or the “Offeror” or “BMPS”) intends to resolve in the exercise of the delegation granted by the Shareholders’ Meeting of BMPS, in extraordinary session, on 17 April 2025, pursuant to Article 2443 of the Italian Civil Code (the “Delegation”).

1.	DESCRIPTION OF THE TRANSACTION. REASONS FOR AND ALLOCATION OF THE CAPITAL INCREASE

The exercise of the Delegation referred to in this Report is part of the broader context of the voluntary public exchange offer (the “VEO” or the “Offer”, including any permitted amendments, additions or variations), promoted by the Bank’s Board of Directors pursuant to Articles 102 and 106, paragraph 4, of Legislative Decree No. 58 of 24 February 1998 (the “TUF”), as well as the applicable implementing provisions set forth in the Issuers’ Regulation, concerning all the ordinary shares issued by Mediobanca – Banca di Credito Finanziario Società per Azioni (“Mediobanca” or the “Issuer”), a joint-stock company with shares listed on Euronext Milan (“Euronext Milan”), a regulated market organized and managed by Borsa Italiana S.p.A., including treasury shares held by Mediobanca.

The Offer was announced to the market and to Consob on 24 January 2025 (the “Communication Date”) by means of a notice pursuant to Article 102, paragraph 1, of the TUF and Article 37 of the Issuers’ Regulation (the “Offeror’s Communication”, available on the Bank’s website at https://www.gruppomps.it/en/corporate-governance/voluntary-public-exchange- offer.html) and launched on 13 February 2025 by submitting – pursuant to Article 37-ter of the Issuers’ Regulation – to Consob, inter alia, the Offer document (the “Offer Document”) prepared pursuant to Schedule 2A of Annex 2 of the Issuers’ Regulation.

As better described in the Offeror’s Communication and in the explanatory report on the first item on the agenda of the Shareholders’ Meeting of BMPS, in extraordinary session, on 17 April 2025, made available to the public on 18 March 2025, as subsequently supplemented upon Consob’s request (the “Shareholders’ Meeting Report”), as well as the information document pursuant to Article 70 of the Issuers’ Regulation, made available to the public on 2 April 2025 – whose publication was anticipated with respect to the deadlines set out in the applicable regulations, in order to allow BMPS’ shareholders to receive as much information as possible before the BMPS Shareholders’ Meeting of 17 April 2025 – (the “Information Document”), the acquisition of Mediobanca will create a new Italian banking champion through the combination of two of the most distinctive brands in the financial services market. BMPS believes that the Offer represents an ideal opportunity for further development and growth for both institutions and offers significant value creation for the shareholders of both companies and for all stakeholders. The aggregation with Mediobanca, if completed, will create the third national banking operator in terms of total assets, loans to customers, direct deposits and total financial assets, and a highly diversified, resilient player with distinctive and complementary capabilities in each business area and a significant degree of innovation and support for growth, with the potential to compete with the leading Italian and European banks, by fully leveraging its existing human capital.

The Offeror’s Communication provided that BMPS would have recognized, as consideration to the tendering shareholders in the context of the VEO, subject to any adjustments, No. 23 newly issued ordinary shares of BMPS with the same characteristics as the ordinary shares of BMPS currently outstanding for each No. 10 Mediobanca shares tendered in acceptance of the Offer (the “Consideration”): and therefore a ratio of No. 2.300 newly issued ordinary shares of BMPS for each Mediobanca share tendered in acceptance of the VEO.

On 17 April 2025, the Shareholders’ Meeting of BMPS, in extraordinary session, approved the Delegation to increase the share capital of BMPS reserved to the Offer (the “Capital Increase Reserved to the Offer”).

In particular, the shareholders’ resolution granting the Delegation provides that the Capital Increase Reserved to the Offer may be resolved by the Board of Directors by 31 December 2025, even in one or more tranches and in divisible form, with the exclusion of the option right pursuant to Article 2441, paragraph 4, first sentence, of the Italian Civil Code, for an amount equal to Euro 5.917 for each newly issued share (corresponding to the implied nominal value, rounded to the third decimal number, of the issued BMPS shares, as recorded on the date of the Shareholders’ Meeting Report) and, therefore, for a

Explanatory Report of the Board of Directors

maximum share capital of Euro 13,194,910,000.00, plus share premium, through the issuance of a maximum of No. 2,230,000,000 shares (the “Maximum Share Amount”), with no nominal value, with regular dividend rights and the same characteristics as the ordinary shares of BMPS already outstanding as of the issue date, and which will be listed on Euronext Milan (the “BMPS Shares”), to be paid up by contribution in kind as they are reserved to the VEO.

It should be noted that, based on the terms of the Offer, the Maximum Share Amount was calculated, for the sake of utmost caution, and according to a highly conservative approach, taking into account the following factors, and namely: (i) the amount of the dividend approved by the Shareholders’ Meeting of BMPS (equal to Euro 0.86 per share), (ii) the maximum of No. 16,178,862 additional shares (the “Additional Shares”) that could be issued by Mediobanca to serve certain long-term share- based incentive plans (the “Incentive Plans” or “Plans”)1 (if revised by the competent bodies of Mediobanca to provide for their acceleration, where envisaged by the individual Plans, and provided that some of them include the possibility to use Mediobanca’s treasury shares in portfolio instead of the Additional Shares, without prejudice to the limitations underlying the issuance of Additional Shares under the Plans), and (iii) the fact that, as of the date of the Shareholders’ Meeting Report, the Mediobanca’s Board of Directors had not yet resolved on the distribution of the interim dividend to its shareholders (as already announced by Mediobanca on 10 February 2025) and on the cancellation of treasury shares held in portfolio.

Without prejudice to the above, it should be noted that, the aforementioned Consideration (equal to No. 2.300 newly issued BMPS Shares for each Mediobanca share tendered in acceptance of the VEO) has been determined by the Board of Directors of BMPS on the basis of its own analysis and considerations, carried out with the advice and support of its financial advisors, on the assumption that, prior to the Offer payment date: (x) the Issuer and/or the Offeror did not approve or proceed with any ordinary distribution (including interim dividends) or extraordinary distribution of dividends drawn from profits and/or other reserves; and (y) the Issuer did not approve or proceed with any transaction on its share capital and/or on Mediobanca shares.

The Offeror’s Communication also provided that “If, prior to the Payment Date (as defined below), the Issuer and/or the Offeror should pay(s) a dividend (including an interim dividend) and/or make a distribution of reserves to its shareholders, or in any event the ex-coupon (cedola) relating to dividends resolved upon but not yet paid by the Issuer and/or MPS, as the case may be, is detached from the Mediobanca Shares and/or the MPS shares, the Consideration shall be adjusted to take into account the dividend distributed (or the interim dividend) or the reserve distributed”.

Therefore, on 20 May 2025, the Bank announced to the market, following the detachment of the coupons and the related payments of: (i) the dividend approved by the Shareholders’ Meeting of BMPS on 17 April 2025 (equal to Euro 0.860 per BMPS share, the “MPS Dividend”), and (ii) the interim dividend (based on the results as of 31 December 2024) approved by the Board of Directors of Mediobanca on 8 May 2025 (equal to Euro 0.560 per Mediobanca share, the “Mediobanca Interim Dividend”), that it had made the resulting technical adjustment, equal to No. 0.233 BMPS shares. As of the date of this Report, the Consideration (following the said adjustment) is therefore equal to No. 2.533 BMPS Shares for each Mediobanca share tendered in acceptance of the Offer.

Therefore, as of the date of this Report, the Consideration (following the said adjustment) – subject to any further adjustments based on the information provided in the Offeror’s Communication and/or any restructuring and/or changes to the content and/or structure of the Offer – is equal to No. 2.533 BMPS shares for each Mediobanca share tendered in acceptance of the Offer.

For information on the further scenarios which would trigger further adjustments, please refer to the Offeror’s Communication.

It is acknowledged that, the number of new BMPS Shares to be issued will depend on the level of acceptances actually received during the Offer and may vary, subject to compliance with the maximum amount indicated above, also due to any changes

[1]	Based on publicly available information, the following long-term share-based incentive plans, which may be served, in whole or in part, with newly issued shares of Mediobanca approved by the Issuer itself, are currently in place:

1.	2015 Performance Share Plan, approved by Mediobanca’s ordinary Shareholders’ Meeting on 28 October 2015 (and updated by the Ordinary Shareholders’ Meeting on 28 October 2019);

2.	2019-2023 Long Term Incentive Plan, approved by Mediobanca’s ordinary Shareholders’ Meeting on 28 October 2019;

3.	Long Term Incentive Plan 2023-2026, approved by Mediobanca’s ordinary Shareholders’ Meeting on 28 October 2023; and

4.	Share Ownership and Co-Investment Plan 2023-2026, approved by Mediobanca’s ordinary Shareholders’ Meeting on 28 October 2023.

Explanatory Report of the Board of Directors

that may be made to the Offer in accordance with applicable regulations.

With reference to the prior authorizations required by applicable law and sector regulations pursuant to Article 102, paragraph 4, of the TUF in relation to the Offer, the following are reported, among others:

(i)	the authorization from the European Central Bank relating to the classification of the new shares issued in the context of the Capital Increase Reserved to the Offer as Common Equity Tier 1 (CET 1) capital, as well as the related and consequent amendments to the By-laws;

(ii)	the authorization from the Italian Insurance Supervisory Authority (IVASS) relating to the acquisition, through Mediobanca, of an indirect qualifying holding in Assicurazioni Generali S.p.A.; and

(iii)	authorizations from the European Central Bank relating to the acquisition of a direct controlling shareholding in Mediobanca and an indirect shareholding in Mediobanca Premier S.p.A. and Compass Banca S.p.A., as well as the acquisition of a shareholding in Mediobanca whose value exceeds 10% of the Group’s regulatory capital and in the relevant indirect shareholdings; for further details in this regard, reference should be made to the press release issued by the Bank on 25 June 2025.

The Board of Directors is now called upon to resolve, in exercise of the Delegation, the Capital Increase Reserved to the Offer – so that the Offer may commence – subject to: (i) the approval by Consob of the Offer Document, and (ii) the fulfilment (or waiver, in whole or in part, where applicable) of the “Conditions for the Effectiveness of the Offer” set forth in Paragraph 1.5 of the Offeror’s Communication, as well as in the Offer Document to be published and submitted for approval to Consob.

As anticipated, it should be noted that, the Capital Increase Reserved to the Offer may also be carried out in several tranches, and, in particular, on the payment date of the Consideration or, if the conditions are met, on the payment dates of the reopening of the acceptance period and/or the payment dates relating to the sell-out and/or the squeeze-out pursuant to Articles 108 and 111 of the TUF.

In any case, all the powers and prerogatives of the Board of Directors with regard to the transaction (including, for the sake of clarity, the possibility of restructuring and/or modifying the content and/or structure of the Offer and/or identifying different and/or additional methods for executing it) remain unaffected in accordance with applicable law.

2.	NUMBER, CATEGORY, LISTING AND DATE OF ENTITLEMENT OF THE SHARES TO BE ISSUED RESERVED TO THE CONTRIBUTION

As anticipated, the Capital Increase Reserved to the Offer will amount to a maximum of No. 2,230,000,000 BMPS Shares (i.e., the Maximum Share Amount) to be issued and paid up by contribution in kind to BMPS of the Mediobanca shares tendered in acceptance of the Offer, and/or, in the context of the voluntary reopening of the acceptance period, and/or in execution of the sell-out pursuant to Article 108 of the TUF, and/or the squeeze-out pursuant to Article 111 of the TUF, if applicable.

In this context, based on the exchange ratio indicated in the Offeror’s Communication, as amended following the technical adjustment related to the payment of the MPS Dividend and the Mediobanca Interim Dividend announced to the market on 20 May 2025, and subject to any further adjustments indicated in the Offeror’s Communication, the BMPS Shares (newly issued) to be paid up by the contribution in kind of Mediobanca shares correspond to, by way of example, No. 2.533 BMPS shares for every No. 1.000 Mediobanca shares tendered in acceptance of the Offer.

If the result of applying the exchange ratio to the Mediobanca shares tendered in acceptance of the Offer is not a whole number of newly issued BMPS Shares, the intermediary responsible for coordinating the collection of acceptances shall aggregate the fractional units of BMPS Shares pertaining to the tendering shareholders and subsequently sell on Euronext Milan the whole number of BMPS Shares resulting from such aggregation, for the purpose of balancing the transaction, at no expense to Mediobanca shareholders. The cash proceeds from such sales will be transferred to each intermediary responsible for the collection of acceptances of the Offer, which will then credit the relevant tendering shareholders in proportion to their fractional shares. Further information on the handling of fractional shares will be provided in the Offer Document to be published and submitted for approval to Consob.

It should be noted that, as indicated in the Shareholders’ Meeting Report, the Maximum Share Amount has been increased from No. 1,916,543,285 (the amount disclosed in the Offeror’s Communication) to No. 2,230,000,000, for the sole purpose of ensuring coverage in all possible hypothetical scenarios of adjustment of the Consideration (in accordance with the

Explanatory Report of the Board of Directors

Offeror’s Communication and the Shareholders’ Meeting Report), according to a highly conservative approach.

Also in light of the fact that the exchange ratio was subject to a technical adjustment of a purely numerical nature, as a result of the payments of the MPS Dividend and the Mediobanca Interim Dividend, without prejudice to any further adjustments based on the Offeror’s Communication and/or any restructuring and/or changes to the content and/or structure of the Offer, it may not be necessary to issue the entire Maximum Share Amount.

In any case, the newly issued BMPS Shares – which will be issued following: (i) the resolution of the Capital Increase Reserved to the Offer by the Board of Directors of BMPS, and (ii) the fulfilment (or any waiver, in whole or in part, by BMPS) of the “Conditions for the Effectiveness of the Offer” indicated in Paragraph 1.5 of the Offeror’s Communication, as well as in the Offer Document to be published and submitted for approval to Consob – will have the same dividend rights as the BMPS ordinary shares outstanding as of the issue date and, therefore, will confer to their holders the same rights as the BMPS shares already outstanding at the time of issuance and will be admitted to trading on Euronext Milan from the payment date of the Consideration.

3.	CRITERIA FOR DETERMINING THE EXCHANGE RATIO BETWEEN BMPS SHARES AND MEDIOBANCA SHARES AND FOR THE SUBSEQUENT DETERMINATION OF THE NUMBER OF NEWLY ISSUED BMPS SHARES

3.1.	Background

As anticipated, based on the information provided in the Offeror’s Communication, BMPS would recognize as consideration to the tendering shareholders in the context of the VEO, for every No. 10 Mediobanca shares tendered in acceptance of the Offer, No. 23 newly issued BMPS ordinary shares with the same characteristics as the BMPS ordinary shares currently outstanding. This was equivalent to a ratio of No. 2.300 newly issued BMPS ordinary shares for each Mediobanca share tendered in acceptance to the VEO, subject to any adjustments indicated in the Offeror’s Communication.

On 20 May 2025, the Bank announced to the market that, following the payment of the MPS Dividend (equal to Euro 0.86 per BMPS share) and the Mediobanca Interim Dividend (equal to Euro 0.56 per Mediobanca share) on 21 May 2025, the exchange ratio had been technically adjusted to 0.233 BMPS shares.

Therefore, the current exchange ratio, subject to any further adjustments based on the Offeror’s Communication and/or any restructuring and/or changes to the content and/or structure of the Offer, is equal to No. 2.533 BMPS shares for each Mediobanca share tendered in acceptance of the VEO.

3.2.	Valuation criteria selected by the Directors for the determination of the exchange ratio

For the purposes of the Offer, and given the nature of the Consideration represented by newly issued ordinary shares of the Offeror offered in exchange for ordinary shares of the Issuer tendered in acceptance of the Offer, the Board of Directors of BMPS has carried out a valuation of the shares of Mediobanca and BMPS, in order to express a relative estimate of their values, based on publicly available data and information. The assumptions and estimates made should therefore be understood in relative terms and with limited reference to the Offer. The valuation analyses carried out by the Board of Directors to determine the exchange ratio were carried out on a comparative basis, giving priority to the principle of relative homogeneity and comparability of the valuation methods applied.

It should be noted that the valuation criteria set out below were applied prior to the payment of the MPS Dividend and the Mediobanca Interim Dividend and, therefore, the adjustment of the Consideration, as announced to the market on 20 May 2025, is a technical adjustment aimed at maintaining the economic terms of the Offer unchanged.

The valuation methodologies and the resulting economic values of the Mediobanca and BMPS shares were identified for the purpose of determining the number of BMPS shares to be issued reserved to the VEO, based on the outcome of the Offer. Under no circumstances should these valuations be considered as possible indications of the market price or value, current or prospective, in a context other than that under review.

The valuations carried out by the Board of Directors of BMPS refer to the economic and market conditions as of 23 January 2025, corresponding to the trading day prior to the communication date of the VEO (the “Reference Date”) and to the economic, financial and equity position of BMPS and Mediobanca, as reported in the consolidated interim financial statements as of 30 September 2024, in the consolidated financial statements as of 31 December 2023 for BMPS, in the consolidated

Explanatory Report of the Board of Directors

financial statements as of 30 June 2024 for Mediobanca, and in the related press releases and presentations of the results addressed to the financial community.

In particular, for the purpose of the determination of the Consideration, the Board of Directors of BMPS decided to use: the following valuation methods, all with equal significance:

-	the Stock Market Price Method;

-	the market multiples method in the variant of the stock market price of comparable listed companies on their prospective earnings; and

-	the target price methodology highlighted by research analysts.

The choice of the methodologies and the results of the valuation analyses carried out by BMPS as at the Reference Date for the purpose of determining the exchange ratio must be interpreted in light of the ratio presented the following main limitations and difficulties:

(i)	the Bank used exclusively public data and information for Mediobanca for the purposes of its analyses;

(ii)	the Bank did not perform any financial, legal, commercial, tax, industrial or any other due diligence activities on Mediobanca;

(iii)	as at the reference date, an updated business plan for Mediobanca with a time horizon consistent with that of BMPS was not publicly available. Accordingly, where relevant to the application of the valuation methods, the projections of future economic performance used for BMPS were inferred on the basis of the estimates of the 2024-28 Business Plan while, for Mediobanca, were derived on the basis of the estimates provided by research analysts;

(iv)	the analyses conducted reflect the peculiarities of valuation methodologies, whose reliability is inherently limited by a number of factors.

The following is a summary description of each of the methodologies used to determine the Consideration:

(a)	Stock Market Price Method: the Stock Market Price Method uses market prices as the relevant information for estimating the economic value of companies, using for this purpose the stock market prices expressed in share prices recorded in intervals of time deemed significant and on the assumption that there is a correlation between the prices expressed by the market for the shares of the companies being valued and their economic value. The main characteristic of this methodology lies in the possibility of expressing in relative terms the relationship existing between the values of the companies in question as perceived by the market.

In this specific case, it was deemed appropriate to apply this methodology by adopting the following criteria: (a) use of the official prices of the Offeror’s and Mediobanca’s shares recorded on the Reference Date; (b) use of the weighted average official prices in connection with the volumes of BMPS’ and Mediobanca’s shares (the so-called Volume Weighted Average Price) with reference periods of 1 month, 2 months, 3 months, 6 months and 1 year prior to the announcement date (i.e., 24 January 2025).

The following table shows (i) the implied exchange rates and (ii) the premiums that the Consideration incorporates based on the BMPS and Mediobanca Weighted Average Prices recorded on the Reference Date and in the periods indicated below prior to the Reference Date (included).

	Weighted Average Price (Euro)		Implied Exchange Ratio (x)	Implied Premium vs. Market Prices
Reference Period	BMPS	Mediobanca
Values based on the prices as of 23 January 2025	6.953	15.227	2.190	5.03%
Values based on the weighted average prices over 1 month (including 23 January 2025)	6.954	14.795	2.127	8.11%

Explanatory Report of the Board of Directors

Values based on the weighted average prices over 2 months (including 23 January 2025)	6.547	14.363	2.194	4.84%
Values based on the weighted average prices over 3 months (including 23 January 2025)	6.099	14.508	2.379	(3.31%)
Values based on the weighted average prices over 6 months (including 23 January 2025)	5.567	14.703	2.641	(12.91%)
Values based on the weighted average prices over 12 months (including 23 January 2025)	4.724	13.928	2.948	(21.99%)

(b)	Market Multiples Method: according to the Market Multiples Method, the value of a company is determined by taking as a reference the indications provided by the stock market with regard to companies with similar characteristics to the company being valued.

The criterion is based on the determination of multiples calculated as the ratio between stock market values and economic, asset and financial metrics of a selected sample of comparable companies. The multiples thus determined are applied, with the appropriate additions and adjustments, to the corresponding magnitudes of the company being evaluated, in order to estimate a range of values. For the purposes of the Offer and on the basis of the characteristics typical to the banking sector and market practice, the Price/Projected Earnings multiple in 2025 and 2026 was selected (the multiples for the years following 2026 were deemed to be of limited significance, considering the lower reliability and greater variability that generally characterize consensus estimates for prospective years further out in time).

The degree of reliability of the market multiples method of valuation depends on an appropriate adaptation of the method itself to the specific valuation in question. In this regard, the similarity, from an operational and financial point of view, between the companies included in the reference sample and the companies subject to valuation is particularly relevant. The significance of the results is, in fact, dependent on the comparability of the sample. The securities of the selected companies shall also present a good degree of liquidity and shall not concern companies whose prices could be influenced by particular contingent situations.

It should be noted that, given the differences between the business models of BMPS and Mediobanca, a specific sample was used in order to better reflect the peculiarities of each company’s business. In particular, for the purpose of the evaluation of BMPS, Intesa Sanpaolo, UniCredit, Banco BPM, BPER, Credito Emiliano and Banca Popolare di Sondrio were taken into consideration, while for the purpose of the evaluation of Mediobanca, Intesa Sanpaolo, UniCredit, FinecoBank, Banca Generali and Banca Mediolanum were taken into consideration.

The market multiples were applied, for BMPS, to the 2025 and 2026 estimates derived from the 2024-28 Business Plan and, for Mediobanca, to the 2025 and 2026 consensus estimates from research analysts (as provided by the information provider FactSet as of the Reference Date).

The following table shows the Price/Projected Earnings multiples for 2025 and 2026 of the selected companies as of the Reference Date, based on the consensus estimates of research analysts for 2025 and 2026, as provided by the information provider FactSet as of the Reference Date. For illustrative purposes and completeness, the table also shows the multiples of Mediobanca based on the prices as of the Reference Date and on the implied valuation of the Consideration based on the BMPS price as of the Reference Date.2

[2]	The content of the above table does not imply any judgment by BMPS on any of the banking companies listed therein, except for Mediobanca, nor does it represent any opinion regarding investment or divestment evaluations related to any financial instrument or security.

Explanatory Report of the Board of Directors

	Projected Price / Earnings
Comparable Companies	2025		2026
Intesa Sanpaolo	8.2	x	8.1	x
UniCredit	7.5	x	7.6	x
Banco BPM	8.4	x	8.6	x
BPER	7.2	x	7.1	x
Credito Emiliano	7.8	x	8.1	x
Banca Popolare di Sondrio	8.8	x	9.3	x
FinecoBank	18.6	x	17.8	x
Banca Generali	15.3	x	14.7	x
Banca Mediolanum	10.7	x	10.7	x
Mediobanca	9.6	x	9.2	x
Mediobanca at the Consideration	10.0	x	9.7	x

For the purposes of the valuation analysis of the Issuer, in light of the fact that a significant portion of the Issuer’s profitability is generated by the qualified shareholding in Assicurazioni Generali S.p.A. (equal to 13.02% as of 30 June 2024), and considering that the latter company is listed, the market valuation has been used in this regard and the following approach was followed:

•	Mediobanca’s prospective profit (based on consensus net profit estimates by research analysts for 2025 and 2026, as provided by the info provider FactSet as of the Reference Date) was reduced by the amount relating to the contribution of Assicurazioni Generali (also based on the same source as of the Reference Date) (the “Prospective Profit Excluding Assicurazioni Generali”);

•	the average multiple of the companies belonging to the reference sample relating to Mediobanca (Intesa Sanpaolo, UniCredit, Finecobank, Banca Generali and Banca Mediolanum) was applied to the Prospective Profit Excluding Assicurazioni Generali, resulting in a valuation of Mediobanca that consequently excludes the value of the investment in Assicurazioni Generali (the “Valuation Excluding Assicurazioni Generali”);

•	the market value of the stake in Assicurazioni Generali (calculated by multiplying the market capitalization of Assicurazioni Generali as of 23 January 2025 by the stake held by Mediobanca, equal to 13.02% as of 30 June 2024) was added to the Valuation Excluding Assicurazioni Generali, in order to obtain the overall valuation of Mediobanca (the “Overall Valuation”).

Market multiples method: use of a range of +/ - 15% of the average value

Explanatory Report of the Board of Directors

The range used in relation to the market multiples method (P/E 2025 and P/E 2026), equal to +/-15% of the exchange ratio calculated on the Reference Date, was estimated taking into account the fluctuations of the ratio itself in the twelve months prior to the Reference Date.

In particular, in the above time window, the deviation from the average minimum/maximum exchange ratio is +/- 12% using the P/E 2025 method and +/- 15% using the P/E 2026 method, respectively. Therefore, the range applied in the methodology presented in the Explanatory Report of the Board of Directors (+/- 15%) reflects the higher value between the two methods mentioned above.

(c)	Research analysts’ target price method: the target price method determines the value of a company based on the target prices that financial analysts publish on the company. Target prices are indications of value that express an assumption about the price that a share can reach on the stock market and are derived from multiple valuation methodologies used at the discretion of the individual research analyst.

For the purpose of applying the target price methodology, the target prices of BMPS’ and Mediobanca’s ordinary shares as indicated by the research analysts relating to the companies, as available up to the Reference Date, and published following the release of BMPS’ and Mediobanca’s preliminary results as of 30 September 2024 (announced on 8 November 2024 and 12 November 2024, respectively) were used.

The valuation methodologies described above have been applied on an individual and business continuity basis for both BMPS and Mediobanca and also taking into account the specific features of the Offer.

In order to determine the exchange ratio, ranges of values were identified for each valuation method, i.e.: (i) for the market multiples method, a range of +/- 15% with respect to the average value and, (ii) for the target price method highlighted by research analysts, a minimum value calculated as the ratio between the minimum target prices of Mediobanca and BMPS and a maximum value calculated as the ratio between the maximum target prices of Mediobanca and BMPS.

On the basis of the analyses carried out according to the evaluation criteria described above, the following findings emerged.

Implied exchange ratio
Methodology	Minimum		Maximum
Stock Market Price Method
Spot	2.190x
1 month	2.127x
2 months	2.194x
3 months	2.379x
6 months	2.641x
12 months	2.948x
Market Multiples Method
P/E 2025	1.937	x	2.621	x
P/E 2026	1.880	x	2.543	x
Target price method highlighted by research analysts	2.046	x	2.433	x

The Board of Directors of BMPS has determined an exchange ratio (i.e., the number of BMPS Shares for each Mediobanca share tendered in acceptance of the Offer) equal to 2.300x. This specific value was determined taking into account (i) the

Explanatory Report of the Board of Directors

ranges identified through the application of the above methodologies, (ii) the overall characteristics of the transaction at stake, and (iii) the premium implied in the exchange ratio that it was decided to recognize, also in light of items (i) and (ii) above, with respect to the official price of Mediobanca shares as of the Reference Date. As anticipated, the economic terms of the Offer have been kept unchanged even following the technical adjustment of the Consideration.

4.	DETERMINATION OF THE ISSUE PRICE OF THE NEWLY ISSUED SHARES

As mentioned in Paragraphs 1 and 2, the Capital Increase Reserved to the Offer provides for the issue of a maximum of No. 2,230,000,000 BMPS Shares for a total share capital amount of Euro 5.917 per newly issued BMPS Share (an amount corresponding to the implied nominal value, rounded to the third decimal number, of the issued BMPS shares, as recorded on the date of the Shareholders’ Meeting Report) and, therefore, for a maximum share capital of Euro 13,194,910,000.00, plus share premium.

The Board of Directors, without prejudice to the exchange ratio described and examined below, must determine the share premium pursuant to and for the purposes of Article 2441, paragraph 6, of the Italian Civil Code, i.e., the portion of the issue price not allocated to share capital but to the share premium reserve.

In the context of capital increase transactions entailing the exclusion of the option right, to be paid up by contribution in kind and related to a business aggregation, the applicable international accounting standards require to record, in exchange for the issue of new shares, a total increase in BMPS’ net equity corresponding to the fair value of the BMPS shares to be allocated to the tendering shareholders in the context of the Offer, net of ancillary costs directly attributable to the issue of the new shares. More precisely, this fair value will correspond to the stock market price (reference price) of the BMPS share on the trading day prior to the date on which the exchange with the Mediobanca shares tendered in acceptance of the Offer shall become legally effective.

Therefore, in the context of the Offer, it is the current regulatory framework, including accounting regulations, that requires the unit issue price of BMPS shares, which by definition means the increase in net equity recorded in connection with the share issue, to coincide with the fair value, that in the present case will correspond to the stock exchange price (reference price) of the BMPS share on the trading day prior to: (i) the payment date of the Consideration (subject to the fulfilment or waiver, where applicable, of the “Conditions of Effectiveness of the Offer” as indicated in Paragraph 1.5 of the Offeror’s Communication and in the Offer Document to be published and submitted for approval to Consob), and, where applicable, (ii) the subsequent payment date of the Consideration following the reopening of the acceptance period, as provided for in the Offer Document to be published and submitted for approval to Consob, as well as (iii) the subsequent payment date of the Consideration in execution of the sell-out and/or squeeze-out pursuant to Articles 108 and 111 of the TUF, as provided for in the Offer Document submitted for approval to Consob; in any case, therefore, upon execution of the contribution of the Mediobanca shares tendered in acceptance of the Offer. The price thus determined shall therefore be taken as the fair issue price.

However, without prejudice - with reference to the maximum issue price of the new BMPS shares reflected in the determination of the share capital and share premium - to the statutory limitation constituted by the value that the Independent Expert (as defined below), in the context of its appraisal or in updates thereto, has attributed or will attribute to the Mediobanca shares subject to contribution pursuant to Articles 2440, paragraph 2, and 2343-ter, paragraph 2, letter b) of the Italian Civil Code, it is provided that, if the increase in BMPS’ equity, as determined above on the basis of the fair value, exceeds the value recognized by the Independent Expert, the difference will be allocated to another capital reserve, in accordance with IFRS accounting standards.

Without prejudice to the above, the Board of Directors also notes that the aforementioned methodology is in line with standard professional practice regarding capital increases of companies with shares listed on regulated markets, where the Stock Market Price Method is commonly accepted and used, both at national and international level.

In an efficient market, stock market prices generally express the value attributed by the market to the shares being traded and, consequently, provide relevant information on the value of the company to which the shares refer, as they reflect the information available to analysts and investors, as well as their expectations regarding the Bank’s economic and financial performance. For the purpose of applying the Stock Market Price Method, it is assumed that:

•	the security is traded on efficient markets;

•	there is a free float, in relation to the share capital traded on financial markets, such as to guarantee a level of liquidity, in

Explanatory Report of the Board of Directors

relation to the daily trading volume, that is significant compared to the metrics that characterize the main securities on the reference list;

•	there is significant coverage by financial analysts, such as to ensure that the market is promptly informed of any external or internal events, as communicated by the issuer, that may have an impact on the security’s performance.

Finally, it should be noted that, PricewaterhouseCoopers S.p.A., as the company entrusted with the statutory audit of BMPS’ accounts, has been appointed, pursuant to Article 2441, paragraph 6, of the Italian Civil Code and Article 158 of the TUF, to issue its fairness opinion on the issue price of the BMPS shares to be offered in the Offer, which will be issued in the context of the resolution of the Board of Directors of BMPS in exercise of the Delegation and made available to the public. This opinion, having as its subject matter the criterion indicated above, will not require updating when, upon execution of the contribution of Mediobanca’s shares and, therefore, on the date of payment of the Consideration (including in exercise of the reopening of the acceptance period and/or the sell-out and/or the squeeze-out pursuant to Articles 108 and 111 of the TUF, if applicable), the issue price will be automatically and definitively determined, based on the updated data available on that date and in accordance of the above criterion.

5.	VALUE OF THE CONTRIBUTED ASSETS REFERRED TO IN THE APPRAISAL PURSUANT TO ARTICLES 2440, PARAGRAPH 2, 2343-TER, PARAGRAPH 2, LETTER B), AND 2343-QUATER OF THE ITALIAN CIVIL CODE

As provided for by the applicable provisions of the Italian Civil Code for the hypotheses of contributions in kind, the value of the shares of Mediobanca to be contributed to BMPS must be subject to a specific valuation by an expert. In this regard, as already explained in the Offeror’s Communication, in the Shareholders’ Meeting Report and in the Information Document, the Board of Directors of BMPS resolved, pursuant to Article 2440, paragraph 2, of the Italian Civil Code, to rely on the provisions of Article 2343-ter, paragraph 2, letter b) of the Italian Civil Code (also for the purposes of Articles 2343-quater and 2443, paragraph 4 of the Italian Civil Code) for the purpose of the valuation of the Mediobanca shares subject to the contribution in kind.

It should be noted that, these rules make it possible not to require a sworn appraisal of the assets subject to contribution to be prepared by an expert, appointed by the Court in the district where the contributing company has its registered office, in the event that, pursuant to Article 2343-ter of the Italian Civil Code, “the value attributed, for the purposes of determining the share capital and any share premium, to the assets in kind [...] subject to contribution is equal to or lower [...] than the value resulting from a valuation referring to a date not more than six months prior to the contribution and in accordance with the generally recognised principles and criteria for the valuation of the assets to be contributed, provided that the valuation is made by an expert who is independent from the party making the contribution, from the company and from the shareholders who individually or jointly exercise control over the contributor or over the company itself, and is endowed with adequate and proven professionalism”.

The Bank has entrusted this task to KPMG Corporate Finance, a division of KPMG Advisory S.p.A. (the “Independent Expert”), which, on 14 March 2025, issued its appraisal on the valuation of Mediobanca’s shares, which was made available to the public at the same time of the Shareholders’ Meeting Report. The decision to use, in line with market practice in the case of public exchange offers, a valuation carried out by an independent expert pursuant to Article 2343-ter, paragraph 2, letter b) of the Italian Civil Code, was also justified by the need to evaluate the contribution of a significant block of Mediobanca shares and not individual listed securities.

Upon request of the Bank, also in order to ensure that the Independent Expert’s appraisal refers to a date not earlier than six months prior to the contribution, in accordance with Article 2343-ter, paragraph 2, letter b) of the Italian Civil Code, the Independent Expert issued a new appraisal, which was prepared taking into account the data and information available as of 31 March 2025 (and, therefore, with reference to the latter date), which thus constitutes the new reference date of the aforementioned appraisal.

In the new appraisal, issued on 26 June 2025, the Independent Expert concluded that, as of 26 June 2025, based on the economic and financial position as at 31 March 2025 and the elements and methods reported in its updated appraisal, the fair value of Mediobanca shares is not less than Euro 17.395 per each Mediobanca share, ex dividend, i.e., net of Mediobanca’s Interim Dividend.

In accordance with the law, the value attributed, for the purpose of determining the share capital and the share premium, to the Mediobanca shares tendered in acceptance of the Offer must be equal to or less than the value indicated in the

Explanatory Report of the Board of Directors

aforementioned appraisal of the Independent Expert.

It should be noted that, in accordance with Article 2443, paragraph 4, of the Italian Civil Code, the board resolution exercising the Delegation and the Capital Increase Reserved to the Offer contains, for the purposes of registration in the Companies’ Register, the declarations required by Article 2343-quater, paragraph 3, letters a), b), c) and e) of the Italian Civil Code, concerning: “a) a description of the assets or receivables contributed for which the report of Article 2343, paragraph 1, has not been prepared; b) the value attributed to them, the source of such valuation and, where applicable, the valuation method; c) a statement that this value is at least equal to that attributed to them for the purpose of determining the share capital and any share premium; [...]; e) a declaration of compliance with the professional and independence requirements of the expert of Article 2343-ter, paragraph 2, letter b)”.

The declaration referred to in Article 2343-quater, paragraph 3, letter d), of the Italian Civil Code will instead be issued and filed for registration in the Companies’ Register, within the terms provided for in Article 2443, paragraph 4, of the Italian Civil Code.

6.	STRUCTURE OF THE FINANCIAL INDEBTEDNESS FOLLOWING THE TRANSACTION

The contribution of the Mediobanca shares subject to the Offer is not expected to have any impact on the structure of BMPS’ financial indebtedness.

7.	INFORMATION ON THE RESULTS OF THE LAST FINANCIAL YEAR AND GENERAL INDICATIONS ON THE PERFORMANCE OF THE BUSINESS AND THE OUTLOOK FOR THE CURRENT FINANCIAL YEAR

On 17 April 2025, the ordinary Shareholders’ Meeting of BMPS approved the financial statements for the year ended as of 31 December 2024.

On 8 May 2025, the BMPS’ Board of Directors approved the Bank’s results as of 31 March 2025.

Please refer to the explanatory report of the Board of Directors with reference to items 1.1 and 1.2 on the agenda of the Shareholders’ Meeting (ordinary session), to the financial statements (for the year ended as of 31 December 2024), as well as the documentation relating to the results as of 31 March 2025 and the press release dated 9 May 2025 (regarding the period ended as of 31 March 2025) – made available to the public in accordance with applicable regulations – for complete information on BMPS’ results (including consolidated results), as well as for information on the performance of operations in the current financial year and on the expected outcome of the latter.

8.	UNDERWRITING AND/OR PLACEMENT SYNDICATES

In relation to the Capital Increase Reserved to the Offer, since it is a share capital serving a public exchange offer, no underwriting and/or placement syndicates are envisaged.

9.	ANY OTHER FORMS OF PLACEMENT ENVISAGED

No other forms of placement are envisaged.

10.	SHAREHOLDERS WHO HAVE EXPRESSED THEIR WILLINGNESS TO SUBSCRIBE TO THE NEWLY ISSUED SHARES

The subscription of the Capital Increase Reserved to the Offer may only occur as a result of the acceptance of the Offer itself, once the acceptance period has commenced, which, pursuant to Article 40, paragraph 2, letter b), of the Issuers’ Regulation, will be agreed upon with Borsa Italiana and will last between a minimum of 15 and a maximum of 40 trading days, unless extended.

As of the date of this Report, there are no Mediobanca shareholders who have expressed their willingness to subscribe to BMPS shares as a result of their acceptance of the Offer.

Explanatory Report of the Board of Directors

11.	TAX IMPLICATIONS OF THE TRANSACTION ON THE COMPANY

The contribution of the shares of Mediobanca subject to the Offer does not entail any tax burden whatsoever on BMPS as the contributing issuer.

12.	SHAREHOLDING STRUCTURE OF THE COMPANY FOLLOWING THE CAPITAL INCREASE IN KIND

In light of the nature of the Capital Increase Reserved to the Offer and of the variables connected to the results of the VEO itself, it is not possible to predict the composition of BMPS’ shareholding structure at the end of the execution of such capital increase.

The percentage of dilution of existing shareholders in the share capital of BMPS will depend on the outcome of the Offer, as the number of new BMPS shares to be issued as part of the Capital Increase Reserved to the Offer will depend – as well as any adjustments to the Consideration (as illustrated below) – on the number of Mediobanca shares that will be tendered to the VEO itself.

In the event that BMPS issues the entire Maximum Share Amount (i.e., No. 2,230,000,000 BMPS Shares), these shares will represent approximately 64% of BMPS’ share capital, calculated on the basis of the number of BMPS shares issued as of the date of this Report.

For illustrative purposes only, the following table shows the composition of BMPS’ shareholding structure in the event of issuance of the entire Maximum Share Amount.

Shareholder	Shareholding
Delfin S.à r.l.	15.7%
Caltagirone Francesco Gaetano	5.3%
Ministero dell’Economia e delle Finanze	4.2%
Banca Mediolanum S.p.A.	2.1%
Banco BPM S.p.A.	3.2%
Other shareholders	69.5%
Total	100%

As of the date of this Report, and to the best of BMPS’ knowledge, there are no shareholders’ agreements between BMPS shareholders, nor is there any natural or legal person exercising control over the Bank pursuant to Article 93 of the TUF.

13.	ECONOMIC, FINANCIAL AND CAPITAL EFFECTS OF THE CAPITAL INCREASE AND DILUTIVE EFFECTS

Given that this is a capital increase to be paid up by contribution in kind, current shareholders of the Bank are not entitled to any pre-emptive rights under applicable law. With regard to the number of new BMPS Shares to be issued under the Capital Increase Reserved to the Offer and, therefore, the dilution percentage of the current shareholders in the share capital of BMPS, please refer to the information provided in Paragraph 12 above.

With regard to the pro-forma effects of the aggregation between the MPS Group and the Mediobanca Group, please refer to the information provided in Paragraph 13 of the Shareholders’ Meeting Report, as well as, in Paragraph 5 of the Information Document.

Explanatory Report of the Board of Directors

14.	AMENDMENTS TO THE BY-LAWS

The exercise of the Delegation for the Capital Increase Reserve to the Offer entails the amendment of Article 6 of the By- laws, relating to the delegation pursuant to Article 2443 of the Italian Civil Code.

The implementation of the Capital Increase Reserved to the Offer will also result in the amendment of Article 6, in the part relating to the amount of capital and the number of shares, depending on the extent of the subscriptions.

Below is a comparison of the aforementioned Article 6 in its current version and in the proposed version, with the text proposed for insertion highlighted in bold.

Current text	Proposed text
Article 6	Article 6
1. The Company’s share capital amounts to Euro 7,453,450,788.44 (seven billion, four hundred fifty-three million, four hundred fifty thousand, seven hundred eighty-eight and forty-four cents) and is fully paid up.	1. (Unchanged)

2.   The Company’s share capital is represented by no. 1,259,689,706 (one billion, two hundred fifty-nine million, six hundred eighty-nine thousand, seven hundred six) ordinary shares with no par value. All shares are issued in dematerialised form. Procedures for the circulation and legitimation of shares are governed by law.

Shareholders who did not participate in the approval of resolutions regarding the introduction or removal of constraints on the circulation of shares shall have no right of withdrawal.

2. (Unchanged)
3. Shares are registered and indivisible. Each share entitles the holder to a vote.	3. (Unchanged)
4. The extraordinary Shareholders’ Meeting of 17 April 2025 granted the Board of Directors, pursuant to Article 2443 of the Italian Civil Code, the power, to be exercised by 31 December 2025, to increase the Company’s share capital for cash, in one or more tranches and in divisible form, excluding the option right pursuant to Article 2441, paragraph 4, first sentence, of the Italian Civil Code, for a total amount of maximum Euro 13,194,910,000, plus any share premium, with issuance of a maximum number of 2,230,000,000 ordinary shares of the Company, with no par value, having regular dividend rights and the same features as of the ordinary shares of the Company outstanding at the issue date, to be paid up by contribution in kind to serve the public	4. (Unchanged)

Explanatory Report of the Board of Directors

exchange offer concerning all the ordinary shares of Mediobanca - Banca di Credito Finanziario Società per Azioni, announced by the Company with communication pursuant to Article 102, paragraph 1, Legislative Decree No. 58/98, on 24 January 2025 and promoted on 13 February 2025. In the context of the exercise of the delegation, the Board of Directors shall, among other things, have the power to establish, in compliance with the above-mentioned limitations, the issue price of the newly issued ordinary shares (including any share premium), any other terms and conditions of the delegated capital increase, as well as any other necessary or appropriate element, within the limitations set forth by the applicable regulations and the resolutions passed by the same extraordinary Shareholders’ Meeting.

5.   The Board of Directors, in the meeting held on 26 June 2025, in exercise of the delegation granted pursuant to Article 2443 of the Italian Civil Code by the extraordinary Shareholders’ Meeting of 17 April 2025, resolved to increase the Company’s share capital against payment, in one or more tranches and in divisible form, excluding the option right pursuant to Article 2441, paragraph 4, first sentence, of the Italian Civil Code, for a maximum nominal amount of Euro 13,194,910,000, plus share premium, with issuance of a maximum number of 2,230,000,000 ordinary shares of the Company, with no par value, having regular dividend rights and the same features as of the ordinary shares of the Company outstanding as of the issue date, to be subscribed by 31 December 2025 and to be paid up by contribution in kind of the shares of Mediobanca – Banca di Credito Finanziario Società per Azioni tendered in acceptance of the public exchange offer for all the ordinary shares of Mediobanca – Banca di Credito Finanziario Società per Azioni, announced by the Company on 24 January 2025 with communication pursuant to Article 102, paragraph 1, Legislative Decree No. 58 of 24 February 1998, and promoted through the filing of the offer document with Consob on 13 February 2025 (including any voluntary reopening of the acceptance period and any fulfilment of the sell-out pursuant to Article 108, Legislative Decree No. 58 of 24 February 1998 and/or the squeeze-out pursuant to Article 111, Legislative Decree No. 58 of 24 February 1998, if applicable), in line with any restructuring and/or changes to the content and/or structure of the public exchange offer.

Explanatory Report of the Board of Directors

The amendments to the By-laws described above do not entitle shareholders to exercise their right of withdrawal pursuant to the law and the By-laws.

15.	AUTHORIZATIONS

As mentioned in Paragraph 1 and as announced to the market on 8 April 2025, the Bank has received the required authorizations from the European Central Bank for the Capital Increase Reserved to the Offer and, in particular, the authorizations regarding: (i) the verification that the amendments to the By-laws necessary for the transaction do not conflict with the sound and prudent management of the Bank, pursuant to and for the purposes of Articles 56 and 61 of Legislative Decree No. 385 of 1 September 1993, as subsequently amended (the “TUB”), and (ii) the eligibility of the new shares issued in the context of the Capital Increase Reserved to the Offer among BMPS’ own funds as Common Equity Tier 1 (CET 1) capital, pursuant to Articles 26 and 28 of Regulation (EU) No. 575/2013 of the European Parliament and of the Council of 26 June 2013.

16.	COMPLIANCE AND TIMING

The Capital Increase Reserved to the Offer is expected to be executed by 31 December 2025, subject to the fulfilment of the conditions of effectiveness of the VEO indicated in Paragraph 1.5 of the Offeror’s Communication, as well as in the Offer Document to be published and submitted for approval to Consob.

In particular, the Capital Increase Reserved to the Offer will be executed, by the previously mentioned deadline of 31 December 2025, in accordance with the timing provisions set forth in Articles 2343-ter and 2343-quater of the Italian Civil Code, on the payment date of the Consideration, and, if applicable, on the payment dates that may be determined in relation to any voluntary reopening of the acceptance period, or in relation to the sell-out and/or the squeeze-out pursuant to Articles 108 and 111 of the TUF.

* * *

In light of the above, the Board of Directors is called upon to adopt the following resolutions:

“The Board of Directors,

-	having examined the explanatory report of the Board of Directors, approved during this meeting, and the proposals formulated therein;

-	also recalling the explanatory report of the Board of Directors previously prepared for the Shareholders’ Meeting of 17 April 2025, in extraordinary session;

-	having taken into account the fairness opinion on the issue price of the newly issued shares of the Company provided by PricewaterhouseCoopers S.p.A., in its capacity as independent auditor, pursuant to Article 2441, paragraph 6, of the Italian Civil Code and Article 158 of Legislative Decree No. 58 of 24 February 1998;

-	also referring to the report of PricewaterhouseCoopers S.p.A., made available to the Shareholders’ Meeting, in extraordinary session, on 17 April 2025, which confirmed the reasonableness and non-discretionary nature of the criteria used by the Board of Directors to determine the exchange ratio envisaged for the public exchange offer referred to below;

-	having taken note of the appraisal of the independent expert KPMG Advisory S.p.A., pursuant to Article 2440, paragraph 2, of the Italian Civil Code and Article 2343-ter, paragraph 2, letter b) of the Italian Civil Code, as updated on 26 June 2025;

-	having acknowledged the statement by the Board of Statutory Auditors that the subscribed share capital has been fully paid up;

-	having acknowledged the authorizations received from the competent authorities;

-	referring to the delegation granted by the Shareholders’ Meeting, in extraordinary session, on 17 April 2025 and therefore in the exercise of the same;

Explanatory Report of the Board of Directors

-	having examined the other documents prepared with reference to the current item on the agenda;

RESOLVES

1)	to increase the share capital against payment, in one or more tranches and in divisible form, excluding the option right pursuant to Article 2441, paragraph 4, first sentence, of the Italian Civil Code, for a maximum nominal amount of Euro 13,194,910,000, plus share premium, through the issuance of a maximum of No. 2,230,000,000 ordinary shares of BMPS, with no nominal value, having regular dividend rights and the same characteristics as the ordinary shares of BMPS outstanding as of the issue date, to be paid up by contribution in kind of the ordinary shares of Mediobanca – Banca di Credito Finanziario Società per Azioni (“Mediobanca”) tendered in acceptance of the public exchange offer concerning all the ordinary shares of Mediobanca, announced by BMPS on 24 January 2025 with a communication pursuant to Article 102, paragraph 1, of Legislative Decree No. 58 of 24 February 1998, and launched through the filing of the offer document with Consob on 13 February 2025 (including any voluntary reopening of the acceptance period, any fulfilment of the sell-out pursuant to Article 108 of Legislative Decree No. 58 of 24 February 1998 and/or the squeeze-out pursuant to Article 111 of Legislative Decree No. 58 of 24 February 1998, if applicable), in line with any restructuring and/or changes to the content and/or structure of the public exchange offer itself; these new shares are therefore to be reserved for subscription by the holders of Mediobanca shares in accordance with the exchange ratio established in the above-mentioned offer, as adjusted on 20 May 2025, equal to No. 2.533 BMPS shares for each No. 1.000 Mediobanca shares tendered in acceptance of the offer (and as further adjusted, if necessary, in accordance with the provisions of the communication dated 24 January 2025 pursuant to Article 102, paragraph 1, of Legislative Decree No. 58 of 24 February 1998 and reported in the directors’ explanatory report; and, in any case, without prejudice to any restructuring and/or changes to the content and/or structure of the public exchange offer on the shares of Mediobanca);

2)	to establish that, without prejudice to the provisions of the item 1) above, the total issue price of the new BMPS shares resulting from the aforementioned capital increase shall be equal, in accordance with current regulations, to their fair value, which in turn corresponds to the stock exchange price (reference price) of BMPS shares recorded on the trading day prior to (i) the payment date of the consideration for the public exchange offer, and (ii) on the subsequent payment dates of the consideration in execution of the voluntary reopening of the acceptance period, of the sell-out pursuant to Article 108 of Legislative Decree No. 58 of 24 February 1998 and/or of the squeeze-out pursuant to Article 111 of Legislative Decree No. 58 of 24 February 1998, if applicable; all with the unitary amount of Euro 5.917 being allocated to share capital and the remaining part of the issue price to share premium reserve, without prejudice to the valuation limit pursuant to Article 2343-ter, paragraph 2, letter b), of the Italian Civil Code and any necessary updates thereto;

3)	to establish, pursuant to Article 2439, paragraph 2, of the Italian Civil Code, that: (i) the deadline for the execution of the capital increase is set at 31 December 2025 (subject, where necessary, to an update of the appraisal by the independent expert KPMG Advisory S.p.A.), specifying that, if the capital increase is not fully subscribed by the aforementioned deadline, it shall remain valid and effective – in accordance with the provisions of the public exchange offer – within the limits of the subscriptions collected by that date in execution of the offer (and of the sell-out pursuant to Article 108 of Legislative Decree No. 58 of 24 February 1998 and/or the squeeze-out pursuant to Article 111 of Legislative Decree No. 58 of 24 February 1998, where the applicable legal requirements are met) and (ii) the new shares are issued (and the Company’s share capital is increased accordingly) on the payment date of the offer consideration, as well as, on the subsequent dates of payment of the consideration in execution of the sell-out pursuant to Article 108 of Legislative Decree No. 58 of 24 February 1998 and/or the squeeze-out pursuant to Article 111 of Legislative Decree No. 58 of 24 February 1998, if applicable;

4)	to amend Article 6 of the By-laws accordingly by including the following paragraph 5:

“The Board of Directors, in the meeting held on 26 June 2025, in exercise of the delegation granted pursuant to Article 2443 of the Italian Civil Code by the extraordinary Shareholders’ Meeting of 17 April 2025, resolved to increase the Company’s share capital against payment, in one or more tranches and in divisible form, excluding the option right pursuant to Article 2441, paragraph 4, first sentence, of the Italian Civil Code, for a maximum nominal amount of Euro 13,194,910,000, plus share premium, with issuance of a maximum number of 2,230,000,000 ordinary shares of the Company, with no par value, having regular dividend rights and the same features as of the ordinary shares of the Company outstanding as of the issue date, to be subscribed by 31 December 2025 and to be paid up by contribution in kind of the shares of Mediobanca – Banca di Credito Finanziario Società per Azioni tendered in acceptance of the public exchange offer for all the ordinary shares of Mediobanca – Banca di Credito Finanziario Società per Azioni, announced by the Company on 24 January 2025 with communication pursuant to Article 102, paragraph 1, Legislative Decree No. 58 of 24 February 1998, and promoted through the filing of the offer document with Consob on 13 February 2025 (including any voluntary reopening of the acceptance period and any fulfilment of the sell-out pursuant to Article 108, Legislative Decree No. 58 of 24 February 1998 and/or the squeeze-out pursuant to Article 111, Legislative Decree No. 58 of 24 February 1998, if applicable), in line with any restructuring and/or changes to the content and/or structure of the public exchange offer.”;

Explanatory Report of the Board of Directors

hereby also approving that, upon the effective execution of the capital increase, in accordance with the provisions of the shareholders’ meeting resolution, the entire provisional clause included in Article 6 of the By-laws shall be repealed and, at the same time, the amount of the share capital and the number of shares shall be adjusted in Article 6 of the By-laws;

5)	to grant the Chairman of the Board of Directors, the Chief Executive Officer, the Group General Counsel and the Chief Financial Officer of the Company, jointly and severally, the power to take all actions, including through special attorneys, as required, necessary or useful for the implementation of the adopted resolutions, including the power to take all necessary steps for the timely execution of the public exchange offer, the issue, delivery and admission to listing of the new shares of the Company in exchange for the contribution in kind of the ordinary shares of Mediobanca tendered in acceptance of the public exchange offer, as well as to comply with the relevant and necessary formalities, including the registration of the resolutions with the Companies’ Register and the filing of the text of the new By- laws updated as a result of the capital increase, with the power to introduce any non-substantial amendments that may be required for this purpose, and in general everything necessary for their complete execution, with all and any powers necessary and appropriate, in compliance with applicable regulations;

6)	finally, to acknowledge and declare, in accordance with the provisions of Article 2443, paragraph 4, of the Italian Civil Code, as follows: (i) the assets being contributed for which the report referred to in Article 2343, paragraph 1, of the Italian Civil Code has not been prepared are the ordinary shares of Mediobanca – Banca di Credito Finanziario Società per Azioni, listed on Euronext Milan managed by Borsa Italiana S.p.A.; (ii) the value attributed to these shares, the source of such valuation and the valuation method are those set out in the explanatory report of the Board of Directors issued today, in the appraisal of the independent expert KPMG Advisory S.p.A. and as referred to in the fairness opinion on the issue price by PricewaterhouseCoopers S.p.A., all of which are attached to the minutes of the current board meeting exercising the authorization to increase the share capital, as well as in the additional documentation (report of the Board of Directors and report of PricewaterhouseCoopers S.p.A. on the reasonableness and non-discretionary nature of the criteria used to determine the exchange ratio) previously submitted to the aforementioned shareholders’ meeting of 17 April 2025, in extraordinary session, and attached hereto; all such attachments being considered an integral and substantial part of this resolution; (iii) this value, given the above resolution, is at least equal to that attributed to them for the purpose of determining the share capital and any share premium; (iv) the independent expert KPMG Advisory S.p.A. meets the appropriate professional and independence requirements in accordance with current regulations.”

* * *

Siena, 26 June 2025

For the Board of Directors

Mr. Nicola Maione

* * *

The voluntary public exchange offer referred to in this Report shall be promoted by Banca Monte dei Paschi di Siena S.p.A. on all the ordinary shares of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni.

This Report does not constitute an offer to buy or sell the shares of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni.

Prior to the commencement of the acceptance period, as required under applicable regulations, the Offeror shall publish an offer document and an exemption document, which the shareholders of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni shall carefully examine.

The Offer will be made in Italy and will be addressed, on equal terms, to all holders of shares of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni. The Offer will be made in Italy as the shares of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni are listed on Euronext Milan, a regulated market organized and managed by Borsa Italiana S.p.A. and, without prejudice to the following, the Offer is subject to the obligations and procedural requirements provided for by Italian law.

Explanatory Report of the Board of Directors

The Offer is not being made or disseminated in Canada, Japan and Australia, or any other country in which such Offer is not authorized, or to any person to whom such offer or solicitation is not permitted by law (the “Excluded Countries”).

Partial or complete copies of any documents to be issued by the Offeror in connection with the Offer shall not be sent, nor shall they be transmitted, or otherwise distributed, directly or indirectly, in the Excluded Countries. Any person receiving such documents shall not distribute, send or dispatch them (whether by post or by any other means or instrumentality of communication or commerce) in the Excluded Countries.

Any acceptances of the Offer resulting from solicitation activities carried out in violation of the above limitations will not be accepted.

This Report, as well as any other document issued by the Offeror in connection with the Offer, shall not constitute or form part of any offer to purchase or exchange, or any solicitation of offers to sell or exchange, securities in any of the Excluded Countries.

Acceptance to the Offer by persons resident in countries other than Italy may be subject to specific obligations or restrictions provided for by laws or regulations. It is the sole responsibility of the addressees of the Offer to comply with such regulations and, therefore, before accepting the Offer, to verify their existence and applicability by contacting their advisors. The Offeror shall not be held liable for any breach by any person of any of the foregoing limitations.

IMPORTANT INFORMATION

In connection with the proposed voluntary public exchange offer, the required offer document will be sent to Commissione Nazionale per le Società e la Borsa (“Consob”). Investors and shareholders of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni are strongly advised to read the offer document and the exemption document, if and when available, and any other relevant documents sent to, or filed with, Consob, as well as any amendments or supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the offer document and of the exemption document, at Banca Monte dei Paschi di Siena S.p.A.’s website at www.gruppomps.it/en/ and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or from a duly appointed agent.

This Report does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any offer to purchase, solicitation, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this Report may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed voluntary public exchange offer disclaim any responsibility or liability for the violation of such restrictions by any person.

The Banca Monte dei Paschi di Siena S.p.A. securities referred to herein that will be issued in connection with the voluntary public exchange offer described herein may not be offered or sold in the United States except pursuant to an effective registration statement under the U.S. Securities Act of 1933 or pursuant to a valid exemption from registration.